PE 8/3/2015 CFit

Act: 1933
Section:
Rule: 502(c)
Public
Availability: 8/6/2015



15008018

NO ACT

Received SEC

AUG 06 2016

Washington, DC 20549

August 6, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Citizen VC, Inc.
Incoming letter dated August 3, 2015

Based on the facts presented, the Division's views are as follows. Capitalized terms used in this response have the same meaning as defined in your letter.

You have requested the staff concur in your conclusion that the policies and procedures described in your letter will create a substantive, pre-existing relationship between CitizenVC and prospective investors such that the offering and sale on the Site of Interests in SPVs that will invest in a particular Portfolio Company will not constitute general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D.

We agree that the quality of the relationship between an issuer (or its agent) and an investor is the most important factor in determining whether a "substantive" relationship exists. As the Division has stated before, a "substantive" relationship is one in which the issuer (or a person acting on its behalf) has sufficient information to evaluate, and does, in fact, evaluate, a prospective offeree's financial circumstances and sophistication, in determining his or her status as an accredited or sophisticated investor. See, e.g., <u>Bateman Eichler, Hill Richards, Inc.</u> (Dec. 3, 1985). We note your representation that CVC's policies and procedures are designed to evaluate the prospective investor's sophistication, financial circumstances and ability to understand the nature and risks of the securities to be offered. We also agree that there is no specific duration of time or particular short form accreditation questionnaire that can be relied upon solely to create such a relationship. Whether an issuer has sufficient information to evaluate, and does in fact evaluate, a prospective offeree's financial circumstances and sophistication will depend on the facts and circumstances.

In expressing these views, we note your representation that the relationship with new Members will pre-exist any offering, consistent with the Division's previous guidance. In this regard, we note that a prospective Member is not presented with any investment opportunity when being qualified to join the platform. Any investment opportunity would only be presented after the prospective investor becomes a Member. Further, we understand that CVC creates SPVs for investment in particular Portfolio Companies and not as blind pools for a later investment opportunity.

Because this position is based on the representations in your letter, any different facts or conditions might require the Division to reach a different conclusion.

Sincerely,

David R. Fredrickson
Chief Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

August 6, 2015

Mail Stop 4561

Daniel I. DeWolf, Esq.
Mintz, Levin, Cohen, Ferris, Glovsky & Popeo, P.C.
Chrysler Center, 666 Third Avenue
New York, New York 10017

Re: Citizen VC, Inc.

Dear DeWolf:

In regard to your letter of August 3, 2015, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Frederickson
Chief Counsel & Associate Director

MINTZ LEVIN

Daniel I. DeWolf | 212 692 6223 | ddewolf@mintz.com

Chrysler Center
666 Third Avenue
New York, NY 10017
212-935-3000
212-983-3115 fax
www.mintz.com

Rules 502(c) and 506(b) under Regulation D

August 3, 2015

David R. Fredrickson, Esq.
Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re: Citizen VC, Inc.

Dear Mr. Fredrickson:

Our client, Citizen VC, Inc. and its affiliates (collectively, "**CitizenVC**"), proposes to offer and sell from time to time, without registration, limited liability company interests ("**Interests**") of special purpose vehicles ("**SPVs**") established and managed by a wholly owned subsidiary of CitizenVC, Inc. (the "**Manager**") in order to aggregate investments made by members ("**Members**") of the CitizenVC online venture capital investment platform (the "**Site**"). The SPVs invest in seed, early-stage, emerging growth and late-stage private companies, and offer accredited investors the SPVs' Interests in reliance upon the exemption provided pursuant to Rule 506(b) of Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"). CitizenVC does not intend to rely on the exemption from registration provided under Rule 506(c), and will not engage in any general solicitation or general advertising. In connection with, and prior to, the offering of the Interests of SPVs, CitizenVC intends to establish pre-existing, substantive relationships with prospective members of the Site in accordance with the policies and procedures described in this letter. We note that current practices among online venture capital and angel investing sites vary substantially in the methodology for establishing a pre-existing, substantive relationship for purposes of complying with Rule 506(b). It is our opinion that the policies and procedures described in this letter will be sufficient to create the necessary relationship between CitizenVC and prospective investors such that the offering and sale of Interests on the Site will not constitute general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D. On behalf of CitizenVC, we request that the staff of the Division of Corporation Finance (the "**Staff**") concur with our conclusion.

Background

Citizen VC, Inc. is an online venture capital firm that owns and administers a website (https://citizen.vc) that facilitates indirect investment by its pre-qualified, accredited and sophisticated Members in seed, early-stage, emerging growth and late-stage private companies ("**Portfolio Companies**") through SPVs organized and managed by the Manager. The SPVs are created to invest in specific Portfolio Companies and not as blind pool investment vehicles. Further, the SPVs will purchase equity interests either from the Portfolio Companies or from selling shareholders (subject to the consent of the Portfolio Companies).

CitizenVC is focused on technology, both its own and those of its portfolio companies, and desires to utilize the Internet and the Site to modernize and streamline traditionally offline venture capital investing activities, including presenting Portfolio Company offering materials to its Members and consummating all transactions online.

The Site is hosted on the publicly accessible Internet and CitizenVC is cognizant of the fact that prospective investors may search the Internet and land on its Site. CitizenVC wants to be prepared to accept membership applications from prospective investors with whom a pre-existing relationship has not yet been formed, but with whom it will establish a relationship prior to offering Interests.

CitizenVC has developed qualification policies and procedures that it intends to use to establish substantive relationships with, and to confirm the suitability of, prospective investors that visit the Site. Upon landing on the homepage of the Site,[1] a visitor that wishes to investigate the password protected sections of the Site accessible only to Members must first register and be accepted for membership. In order to apply for membership, CitizenVC requires all prospective investors, as a first step, to complete a generic online "accredited investor" [2] questionnaire. The satisfactory completion of the online questionnaire is, however, only the beginning of CitizenVC's relationship building process.[3]

Once a prospective investor has completed the online questionnaire and CitizenVC has evaluated the investor's self-certification of accreditation, CitizenVC will initiate the "relationship establishment period." During this period, CitizenVC will undertake various actions to connect with the prospective investor and collect information it deems sufficient to evaluate the prospective investor's sophistication, financial circumstances, and its ability to understand the nature and risks related to an investment in the Interests. Such activities include (1) contacting the prospective investor offline by telephone to introduce representatives of CitizenVC and to discuss the prospective investor's investing experience and sophistication, investment goals and strategies, financial suitability, risk awareness, and other topics designed to assist CitizenVC in understanding the investor's sophistication, (2) sending an introductory email to the prospective investor, (3) contacting the prospective investor online to answer questions they may have about CitizenVC, the Site, and potential investments, (4) utilizing third party credit reporting services to confirm the prospective investor's identity, and to gather additional financial information and credit history information to support the prospective investor's suitability, (5) encouraging the prospective investor to explore the Site and ask questions about the Manager's investment strategy, philosophy, and objectives, and (6) generally fostering interactions both online and offline between the prospective investor and CitizenVC. Additionally, prospective investors will be advised that every SPV offering will have a significant minimum capital investment requirement for each investor, which will be not less than $50,000 per individual investment, and in some offerings significantly higher. All of the foregoing activities and interactions are specifically designed to create and strengthen a real, substantive relationship between CitizenVC and the prospective investor, and to verify and ensure that the offering of Interests is suitable for them.

The duration of the relationship establishment period is not limited by a specific time period.[4] Rather, it is a process based on specific written policies and procedures created to ensure that the offering

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[1] The publicly accessible homepage contains only generic information about CitizenVC. There is no information accessible on the publicly accessible homepage about any of the current SPVs, Portfolio Companies, investment opportunities or offering materials. The publicly accessible homepage is designed so that no reasonable person could construe it as a solicitation for any particular offering.

[2] As such term is defined under Rule 501(a) of Regulation D.

[3] Applicants who cannot attest to their status as "accredited investors" are denied access to the password protected areas of the Site and are not permitted to continue the membership application process.

[4] See Lamp Technologies, Inc. No Action Letter (publicly May 29, 1997). In Lamp, the Staff implicitly endorsed a waiting period of 30 days between the satisfactory completion of an accreditation questionnaire and the ability of an agent of the issuer to offer securities to such investor without violating the prohibition on general solicitation.

of Interests is suitable for each prospective investor.

After CitizenVC is satisfied that (i) the prospective investor has sufficient knowledge and experience in financial and business matters to enable it to evaluate the merits and risks of the investment opportunities on the Site, and (ii) it has taken all reasonable steps it believes necessary to create a substantive relationship with the prospective investor, only then will CitizenVC admit the prospective investor as a Member of the Site. Thereafter, CitizenVC will provide the new Member access to the password protected sections of the Site, where the new Member can investigate investment opportunities curated by CitizenVC and the offering materials related thereto. The relationship with a new Member will exist prior to any offering of securities to such new Member.[5]

Once a sufficient number of qualified Members have expressed interest in the private placement investment opportunity of a particular Portfolio Company, those Members will be provided subscription materials for investment in the SPV formed by CitizenVC to aggregate such Members' investments, which materials shall include additional risk disclosure and detailed "accredited investor" certifications and representations. Thereafter, the offering and sale of Interests of such SPV will be consummated. The SPV will then invest such funds in, and become an equity holder of, the Portfolio Company. Each SPV will be managed by the Manager, which shall become a registered investment adviser as required under the Investment Advisers Act of 1940, as amended (the "IAA").[6]

Legal Analysis

Section 5 of the Securities Act prohibits the sale of securities by an issuer in the United States without registration or an available exemption, and Section 4(a)(2) of the Securities Act provides an exemption from registration for offerings that do not involve a "public offering". In interpreting what constitutes a "public offering", the Supreme Court in *SEC v. Ralston Purina Co.* established that the standard for determining whether an offering is public or private turns on "whether the particular class of persons affected need[ed] the protection of the [Securities] Act", and further elaborated that "an offering to those [investors] who are shown to be able to fend for themselves is a transaction 'not involving any public offering.'"[7] Over the years, courts have upheld the general proposition that offerings should be considered private when the issuer and the offeree(s) have a pre-existing relationship.[8]

Rule 506(b) of Regulation D provides a safe harbor for issuers to engage in private placements. Private placements undertaken pursuant to Rule 506(b) are limited, however, by Rule 502(c) of Regulation D, which imposes as a condition on offers and sales under Rule 506(b) that "... neither the

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[5] This is consistent with previous SEC guidance. See Bateman Eichler, Hill Richards, Inc. No Action Letter (publicly available December 3, 1985); H.B. Shaine & Co., Inc. No Action Letter (publicly available May 1, 1987); and IPOnet No Action Letter (publicly available July 26, 1996).

[6] The Manager will register as an investment adviser with the SEC once it has assets under management of $150,000,000, unless such entity can rely on the venture capital fund adviser exemption (or other applicable exemptions) (see Sections 203(l) and 203(m) of the IAA, and Rules 203(l)-1 and 203(m)-1 promulgated respectively thereunder). The Manager will also comply with any applicable state registration requirements and regulations related to investment advisers. Citizen VC, Inc., the parent of the Manager, is not an investment adviser subject to registration under the IAA or any applicable state registration requirements related to investment advisers. Additionally, each SPV will be exempt from registration under the Investment Company Act of 1940, pursuant to Section 3(c)(1) or Section 3(c)(7), as the case may be.

[7] 346 U.S. 119 (1953).

[8] See *Lively v. Hirschfeld*, 440 F.2d 631 (10th Circuit 1970) (holding that offering was private because of the long standing association between issuer and offeree), and *Garfield v. Strain*, 320 F.2d 116 (10th Cir. 1970) (holding that private offering exemption was justified by issuer and offeree's close relationship and past dealings).

issuer nor any person acting on its behalf shall offer or sell the securities by any form of general solicitation or general advertising..."

Since the adoption of Regulation D, the Staff has issued various interpretive letters (**"No Action Letters"**) that have further clarified the contours of the regulation and established the "important and well-known principle...[that] a general solicitation is not present when there is a pre-existing, substantive relationship between an issuer, or its [agent], and the offerees."[9]

Through these No Action Letters, the Staff has endorsed the position that an issuer, through its agent (generally, registered brokers-dealers), may establish a pre-existing, substantive relationship with the use of a questionnaire that, once completed by the investor, provides such agent sufficient information to evaluate the investor's sophistication or accreditation.[10] It is less clear from the guidance, however, whether an issuer itself can rely solely on a questionnaire that relates only to "accredited investor" status (particularly in an online transaction) to establish the necessary pre-existing relationship without a waiting period or additional policies and procedures that would establish a pre-existing and substantive relationship. Many of the No Action Letters appear to interpret the use of questionnaires by registered broker-dealers, acting as agents of issuers, as merely one way to collect "sufficient information to evaluate the prospective offeree's sophistication and financial circumstances."[11] But in *Mineral Lands Research & Marketing Corp. No Action Letter*,[12] the Staff elaborated that the types of relationships that may be important in establishing that a general solicitation has not taken place are those that would enable "[the issuer or its agent] to be aware of the financial circumstances or sophistication of the persons with whom the relationship exists or that otherwise are of some substance and duration."

Conclusion

We interpret the Staff's No Action Letter guidance to mean that the ***quality*** of the relationship between an issuer and an investor is the most important factor to be considered in determining whether a pre-existing, substantive relationship has been established for purposes of offerings made in private placements pursuant to Rule 506(b) of Regulation D. It is our opinion that the No Action Letter guidance of the Staff points to establishing a process for issuers to develop substantive relationships with previously unknown investors, and that this process can be undertaken in a manner that will not contravene the prohibition of general solicitation and general advertising under Rule 502(c). The relationship between issuer and investor is not built through a specific duration of time or a short form accreditation questionnaire. Rather, it can be established by adhering to specific policies and procedures both online and offline (where appropriate), which enable the issuer to evaluate the prospective investor's financial sophistication, circumstances, suitability, and his or her ability to understand the nature and risks of the Interests to be offered. It is this substantive relationship that is necessary to execute an offering of securities online in a password protected area that does not violate Rule 502(c).

We understand that issuers and/or their agents relying on Rule 506(b) will have to take additional steps beyond the circulation of a brief accreditation questionnaire in order to create a substantive

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[9] SEC Interpretation: Use of Electronic Media (April 28, 2000) (Release No. 33-7856). See also Woodtrails-Seattle, Ltd. No Action Letter (publicly available August 9, 1982); E.F. Hutton & Co. No Action Letter (publicly available December 3, 1985); and Bateman.

[10] See, e.g., Bateman; E.F. Hutton & Co.

[11] Bateman. It is important to note that later No Action Letters endorsed the use of questionnaires delivered to investors online where access to offering materials is restricted to a password protected area of a website. See Lamp and IPOnet.

[12] Publicly available December 4, 1985.

relationship with their prospective investors. We believe that CitizenVC has developed the appropriate specific policies and procedures through which it will investigate, engage, and communicate with prospective investors to get to know them, understand their financial sophistication, and evaluate whether they are suitable for the investment opportunities available in the password protected areas of the Site. It should be noted that we are not seeking guidance on whether CitizenVC's processes and procedures described herein satisfy all the other elements of a valid Rule 506(b) offering, including, without limitation, whether a particular SPV reasonably believes that the prospective investors participating in such SPV's offering of Interests are accredited investors.

It is our opinion that the substantive relationship building policies and procedures developed by CitizenVC and described in this letter establish a pre-existing, substantive relationship between CitizenVC and its prospective investors such that granting access to such prospective investors in a password protected area of the CitizenVC Site to materials related to the offering of unregistered Interests in SPVs will not involve any form of general solicitation or general advertising, and will enable CitizenVC to offer Interests online without contravening Rule 502(c). We respectfully request the Staff's concurrence with our opinion.

Please contact the undersigned at (212) 692-6223 if you require additional information or would like to discuss these matters further.

Very truly yours,



Daniel I. DeWolf, Esq.